SILVER STANDARD RESOURCES INC.

Notice of Annual and Extraordinary General Meeting

and Management Information Circular

Annual and Extraordinary General Meeting
Vancouver, British Columbia
May 12, 2005

SILVER STANDARD RESOURCES INC.
#1180 - 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting of the shareholders of Silver Standard Resources Inc. (the "Company") will be held in the Atkins Room of the Terminal City Club, 837 West Hastings Street, Vancouver, British Columbia, on Thursday, the 12th day of May 2005, at 2:00 p.m. (Vancouver time) for the following purposes:

1.	To receive the report of the Directors;
2.

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2004 (with comparative statements relating to the preceding financial period) together with the report of the Auditors thereon;

3.	To elect Directors;
4.	To appoint Auditors for the ensuing year and to authorize the Directors to fix their remuneration;
5.	To approve the Company’s Stock Option Plan dated March 4, 2005;
6.	To pass a special resolution removing the application of the Pre-existing Company Provisions (as defined in the Business Corporations Act (British Columbia)) from the Notice of Articles;
7.

To pass a special resolution eliminating the maximum number of common shares the Company is authorized to issue and changing the authorized capital of the Company to an unlimited number of common shares;

8.	To pass a special resolution canceling the existing Articles of the Company and adopting new Articles of the Company; and
9.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the Company's 2004 Annual Report (containing the Directors' Report to Shareholders and the audited consolidated financial statements of the Company for the year ended December 31, 2004), a Management Information Circular and a Form of Proxy. The accompanying Management Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those unable to attend are requested to read, complete, date, sign and return the enclosed Form of Proxy. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia, this 14th day of March, 2005.

BY ORDER OF THE BOARD

"Linda J. Sue" ________________________ Linda J. Sue Corporate Secretary

SILVER STANDARD RESOURCES INC.
#1180 - 999 WEST HASTINGS STREET
VANCOUVER, B.C., V6C 2W2

Website: http://www.silverstandard.com

(all information as at March 14, 2005 unless otherwise noted)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Silver Standard Resources Inc. (the “Company”) for use at the Annual and Extraordinary General Meeting of the Company’s shareholders (the “Meeting”) to be held on Thursday, May 12, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company. All costs of this solicitation will be borne by the Company.

APPOINTMENT OF PROXY

The individuals named in the accompanying form of proxy are directors or officers of the Company. A shareholder wishing to appoint some other person (who need not be a shareholder) to represent the shareholder at the meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting such other person’s name in the blank space provided in the form of proxy or by completing another form of proxy. A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Computershare Investor Services Inc., at 9th Floor, 100 University Avenue, Toronto, Canada M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting.

REVOCABILITY OF PROXY

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at 1180 – 999 West Hastings Street, Vancouver, British Columbia, Canada V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

REGISTERED HOLDERS AND BENEFICIAL OWNERS

Only registered shareholders or duly appointed proxyholders (see “Appointment of Proxy” above) are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders, also known as “beneficial owners”, because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (a “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.

There are two kinds of beneficial owners (or Non-registered Holders) – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, Issuers (including the Directors and Officers of the Corporation) had no knowledge of the identity of any of their beneficial owners including NOBOs. Subject to the provisions of National Instrument 54-101, Communication with Beneficial Owners of Securities of Reporting Issuers (the “NI 54-101”), however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the issuer except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of NI 54-101. Effective for shareholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly (not via ADP) to NOBOs. This is stage two of the implementation of NI 54-101.

This year, the Company has decided to take advantage of those provisions of NI 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from the Company’s Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc as the case might be) “Computershare”. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contain complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

For OBOs, in accordance with the requirements of NI 54-101, the Company has distributed copies of the proxy-related materials to the clearing agencies and Intermediaries for onward distribution to OBOs.

Intermediaries are required to forward the proxy-related materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. This year, as discussed above, the Intermediaries will only be required to forward proxy-related materials to OBOs. Very often, Intermediaries will use service companies to forward the proxy-related materials to Non-Registered Holders. With those proxy-related materials, Intermediaries or their service companies should provide Non-Registered Holders with a request for voting instruction form which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions which the Intermediary must follow. The purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder wish to vote at the Meeting in person, the Non-Registered Holder should follow the procedure in the request for voting instructions provided by or on behalf of the Intermediary and request a form of legal proxy which will grant the Non-Registered Holder the right to attend the Meeting and vote in person. Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the completed request for voting instructions is to be delivered.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy, and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company’s authorized capital consists of 100,000,000 common shares without par value. As of March 14, 2005, the Company has issued and outstanding 51,635,402 fully paid and non-assessable common shares, each share carrying the right to one vote.

Any shareholder of record at the close of business on March 14, 2005 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder’s shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is elected or appointed, unless his or her office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia).

The following table sets out the names of the nominees for election as directors, the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, the period of time for which each has been a director of the Company and the number of common shares of the Company beneficially owned by each, directly or indirectly, or over which control or direction is exercised, as at the date hereof.

Name, Position, Province and Country of Residence(1)	Principal Occupation or Employment	Previous Service as a Director	Number of Common Shares(2)
R.E. Gordon Davis (3) (4) (5) Director British Columbia, Canada	Chairman and President of Canplats Resources Corporation, a mineral resource exploration company	Since February, 1996	9,000
David L. Johnston Director British Columbia, Canada	Corporate Director	Since May, 2000	2,000
Catherine McLeod-Seltzer (3) (4) (5) Director British Columbia, Canada	President of Pacific Rim Mining Corp., a mining and mineral resource exploration company	Since January, 2002	nil
William Meyer (3) (4) (5) Director British Columbia, Canada	Chairman of the Board, Minco Mining & Metals Corp. , a mineral resource exploration company	Since March, 1993	7,500
Robert A. Quartermain President and Director British Columbia, Canada	President, Silver Standard Resources Inc., a mineral resource exploration company	Since January, 1985	230,000

NOTES:

(1)	The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2)

The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)	Denotes member of Audit Committee.
(4)	Denotes member of Compensation Committee.
(5)	Denotes member of Nominating Committee.

At present the Company does not have executive or corporate governance committees.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the “Named Executive Officers”):

(a)	the Company’s chief executive officer;

(b)	the Company’s chief financial officer;
(c)

the Company’s three most highly compensated executive officers who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000 per year; and

(d)

any additional individuals for whom disclosure would have been provided under (c) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

As at December 31, 2004, the end of the most recently completed fiscal year of the Company, the Company had three Named Executive Officers, whose names and positions held within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company’s three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation
					Awards		Pay
							Outs
Name and Principal Position	Fiscal Year Ending (1)	Salary (2)	Bonus	Other Annual Compen- sation	Securities Under Options Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compensation (3)
Robert Quartermain	2004	$200,000	$80,000	0	100,000	0	0	$9,537
President	2003	$204,697	$50,000	0	180,000	0	0	$8,779
	2002	$138,500	$50,000	0	168,800	0	0	$8,237
Joseph Ovsenek	2004	$130,000	$50,000	0	60,000	0	0	$6,958
Senior Vice President	2003	$110,000	$20,000	0	120,000	0	0	$5,592
Ross Mitchell	2004	$100,000	$25,000	0	40,000	0	0	$6,161
Vice President, Finance
1)	Fiscal years ended December 31, 2004, December 31, 2003 and December 31, 2002.
2)	A portion of Mr. Quartermain’s, Mr. Ovsenek’s and Mr. Mitchell’s salaries are recovered from various outside companies, some of which are related.
3)	All other compensation is comprised of term life insurance payments and Group RRSP payments made on behalf of the employee by the Company.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company’s most recently completed fiscal year. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

SARs Granted During the Most Recently Completed Fiscal Year

During the most recently completed fiscal year, no SARs (stock appreciation rights) were granted to the Named Executive Officers.

Option Grants During the Most Recently Completed Fiscal Year

The following stock options were granted to the Named Executive Officers and the directors of the Company during the year ended December 31, 2004:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Robert Quartermain	100,000	26%	$ 14.47	$ 14.47	Dec. 31, 2009
Joseph Ovsenek	60,000	16%	$ 14.47	$ 14.47	Dec. 31, 2009
Ross Mitchell	40,000	10%	$ 14.47	$ 14.47	Dec. 31, 2009
Directors (4)	80,000	21%	$ 14.47	$ 14.47	Dec. 31, 2009

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out incentive stock options exercised by the Named Executive Officers, during the most recently completed fiscal year as well as the fiscal year end value of stock options held by the Named Executive Officers. During this period, no outstanding SARs were held by the Named Executive Officers.

Name	Securities Acquired on Exercise (#) (1)	Average Value Realized ($) (2)	Unexercised Options at Financial Year-End (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at Financial Year-End ($) (3) Exercisable/ Unexercisable
Robert Quartermain	170,000	2,798,750	420,000 exercisable 50,000 unexercisable	2,447,188 exercisable 0
Joseph Ovsenek	40,000	443,300	120,000 exercisable 30,000 unexercisable	408,300 exercisable 0
Ross Mitchell	20,000	369,350	134,700 exercisable 20,000 unexercisable	757,406 exercisable 0
Directors (4)	120,000	1,319,900	234,800 exercisable 0 unexercisable	700,180 exercisable 0

(1)	Number of common shares of the Company acquired on the exercise of stock options.
(2)	Calculated using the closing prices for a board lot of common shares of the Company on the TSX Venture or Toronto Stock Exchange on day of exercise.
(3)	As freestanding SARs have not been granted, the number of shares relate solely to stock options.
(4)	Value using the closing price of common shares of the Company on the Toronto Stock Exchange on December 31, 2004 of $14.47 per share, less the exercise price per share.

Option and SAR Repricings

There were no options or freestanding SARs held by the Named Executive Officers that were re-priced downward during the most recently completed fiscal year of the Company.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have a defined benefit or actuarial plan under which benefits are determined primarily by final compensation and years of service. The Company has a Group RRSP available to all employees after one year of service. The Company does not provide retirement benefits for directors.

Compensation Committee

The Company’s Compensation Committee consists of R.E. Gordon Davis, Catherine McLeod-Seltzer and William Meyer. All of the members of the Compensation Committee are outside and “unrelated” directors. Compensation matters are recommended by the Compensation Committee for approval by the Company’s entire board of directors.

Report on Executive Compensation

The Compensation Committee of the Board of Directors of the Company has the responsibility for, among other things, establishing, reviewing and recommending to the Board compensation and incentive plans and programs and reviewing and approving compensation and awards under compensation and incentive plans and programs for the CEO and senior officers, with the intention of attracting, retaining and appropriately rewarding officers in order to motivate their performance in the achievement of the Company’s business objectives and aligning their interests with the long-term interests of the shareholders of the Company.

In carrying out its duties, the Compensation Committee relies upon independent compensation consultants, a review of compensation paid by companies within the Company’s peer group and the historical positioning of the Company. The objective of the Compensation Committee is to set compensation in-line with the compensation paid by companies within the Company’s peer group. In order to meet this objective, the Compensation Committee has established executive compensation comprised of base salaries, short term incentives (bonuses) and long-term incentives (stock options) proportioned to maximize the Company’s short and long term objectives.

In order for the Company to remain attractive for qualified executives, base salaries are based on an analysis of salaries paid by peer group companies. For the 2005 year, base salaries of the executive officers, as a result of a review completed by a compensation consultant, were increased to remain competitive with peer group companies.

Annual bonuses are awarded to provide incentive for and reward performance by the Company’s executive officers. In awarding bonuses, the Compensation Committee assesses the performance of individual executive officers over the fiscal year as well as the attainment of company objectives on a group basis and the performance of the Company’s share price within its peer group. During 2004, the Company achieved a number of company milestones and continued to see growth in its share price against its peer group.

Stock options are awarded to executive officers on the basis of individual performance, contribution to future success and competitiveness with peer group companies. Stock options are awarded at or above the market price of the Company’s shares at the time of grant and are intended to align the long-term interests of the executive officers with those of our shareholders.

The Compensation Committee has the sole responsibility for recommending the compensation of the CEO for approval by the Board of Directors. The compensation of the CEO consists of a base salary, short term incentive (bonus) and long-term incentive (stock options) determined on the basis described above. An employment contract was signed between the Company and the CEO, Robert A. Quartermain effective January 1, 2004. See “Termination of Employment, Change in Responsibilities and Employment Contracts” below.

The Compensation Committee reviews the compensation of the CEO and senior officers on an annual basis.

Report on Executive Compensation submitted by the Compensation Committee.

R.E. Gordon Davis, Chair

Catherine McLeod-Seltzer

William Meyer

Performance Graph

The following chart compares the total cumulative shareholder return for $100 invested in common shares of the Company since December 31, 1999, with the cumulative total return of the S&P/TSX Composite Index Metals & Mining for the five most recently completed fiscal years of the Company.

For the financial years ended	1999	2000	2001	2002	2003	2004
Common Shares of Silver Standard Resources Inc.	100.00	108.00	229.00	456.00	783.00	782.00
S&P/TSX Composite Index Metals & Mining	100.00	85.00	98.00	107.00	143.00	146.00

Termination of Employment, Change in Responsibilities and Employment Contracts

The Company engaged Robert A. Quartermain to act as chief executive officer under an agreement dated January 1, 2004. The agreement provides for Mr. Quartermain to receive a base salary of $200,000 per year for a period of two years to be renewed for further one-year terms on agreement between the parties. Upon termination, Mr. Quartermain may receive, depending on the circumstances, a payment of up to two times his base salary. Effective January 1, 2005, the agreement with Mr. Quartermain was amended to increase his base salary to $250,000 per year. No other terms of the agreement with Mr. Quartermain were amended or modified.

EQUITY COMPENSATION PLAN INFORMATION

The following table sets out information regarding the Company’s equity compensation plans as at December 31, 2004, at which time the Company had one equity compensation plan, the material terms of which are described below .

Plan Category	No. of Securities to be Issued upon Exercise of Options, Warrants and Rights (a)	Weighted - Average Exercise Price of Outstanding Options, Warrants and Rights (b)	No. of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in (a)) (c)
Equity Compensation Plans Approved by Securityholders	1,889,969	$10.26	2,211,655
Equity Compensation Plans not Approved by Securityholders	Nil	Nil	Nil
Total	1,889,969	$10.26	2,211,655

On November 4, 2004, the shares of the Company commenced trading on the Toronto Stock Exchange (the “TSX”). Prior to November 4, 2004, the shares of the Company traded on the TSX Venture Exchange Inc. (the “TSX-V”), pursuant to the policies of which the Company had adopted a stock option plan that reserved 8% of the Company’s issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options. At the time of the Company’s listing on the TSX, the policies of the TSX required a stock option plan to have a fixed number of shares allocated and approved by shareholders. Accordingly, on listing on the TSX, the number of shares allocated for issuance under the Company’s stock option plan was fixed at 4,101,624, being 8% of the Company’s issued and outstanding shares at the close of business on November 3, 2004 (the day prior to listing on the TSX). The material features of the Company’s stock option plan are the same as those of the Silver Standard 2005 Stock Option Plan, other than the determination of market price, the terms of which are described below under “Special Business – Approval of Stock Option Plan”.

Compensation of Directors

During 2004, the Company had no arrangements, standard or otherwise, pursuant to which directors were compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultants or experts, other than the grant of stock options. On December 31, 2004, each outside director was granted stock options to acquire 20,000 shares of the Company at a price of $14.47 for a period of five years.

On December 21, 2004, the board of directors adopted a policy, effective January 1, 2005, to provide an annual retainer of $10,000 to each independent board member, with a further $2,000 to the lead director. Members of board committees will receive an additional $1,000 per annum and the committee chairman will be paid a further $1,000 per annum.

Directors’ and Officers’ Insurance

The Company maintains insurance for its directors and officers against certain liabilities incurred by them in their capacity as directors or officers of the Company or its subsidiaries, subject to standard exclusions and limitations, in the aggregate amount of $5 million. The annual premium paid by the Company in 2004 for the directors’ and officers’ insurance was $130,000, with varying deductibles up to $350,000 for claims for which corporate indemnification is provided.

INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed herein, since the commencement of the last completed fiscal year, no insider of the Company, nominee for director, or any associate or affiliate of an insider or nominee, had any material interest, direct or indirect, in any transaction or any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.

In January 2004, Robert Quartermain, the President and CEO of the Company, acquired 25,000 units of the Company under the private placement of 2,955,000 units of the Company. The terms of the private placement were negotiated on an arm’s length basis.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no person who held a position of director or senior officer of the Company since the commencement of the last financial year, no proposed nominee of management of the Company for election as a director of the Company and no associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Toronto Stock Exchange (the “TSX”) requires each listed company incorporated in Canada to disclose on an annual basis its approach to corporate governance with specific reference to 14 “Guidelines”. These Guidelines focus on, among other things, the independence of directors and committees of directors. A checklist of the corporate governance practices of the Company with reference to the TSX Guidelines is set out in Schedule A to this Information Circular.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at remuneration to be fixed by the directors.

SPECIAL BUSINESS

Stock Option Plan

Our directors have adopted the Silver Standard Stock Option Plan dated March 4, 2005 (the “Plan”) that reserves 8% of our issued and outstanding shares for issuance on exercise of stock options, including previously granted stock options. We consider the Plan a “rolling” stock option plan as the number of shares reserved under the Plan increases with the number of our issued and outstanding shares. At the date of this Information Circular, 3.6% of our issued and outstanding common shares are reserved for issuance on exercise of outstanding stock options. We are aware of our shareholders’ concern of dilution of their holdings as a result of the exercise of options. We note that with 8% of our shares reserved for a stock option plan and 3.6% of our shares reserved for the exercise of outstanding options, we believe the number of our shares reserved or available for issuance as compensation is low compared to many of our industry peers. As stewards of our shareholders’ assets and wishing to maintain shareholder goodwill, we have consciously decided to minimize dilution from option grants to the extent possible given our operating environment.

Our ability to issue stock options, however, is essential to our ability to compete for, and develop our, silver resources; as we compete with other exploration companies not only for silver resources, but also for human resources. As a result, the issuance of stock options allows us to attract and provide incentive to quality people, without incurring excessive cash overhead costs. For this reason, though we currently have reserved 3.6% of our issued and outstanding shares for issuance on exercise of stock options, we have elected to adopt a plan that allows for up to 8% of our shares to be issued on exercise of stock options. This cushion gives us the flexibility to react to various circumstances that may arise.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to our directors, officers, employees and service providers (and those of our subsidiaries). For the purposes of the Plan, the term “service provider”, as set out in section 613 of the TSX Company Manual, means a person or company engaged by us to provide services for an initial, renewable or extended period of twelve months or more.

The Plan supersedes and replaces our stock option plan (the “Prior Plan”) adopted by our shareholders in May 2003 and approved and confirmed by our shareholders in June 2004. All outstanding stock options granted under the Prior Plan, a total of 1,851,369 stock options at the date of this Information Circular, are included in determining the maximum number of shares reserved for issuance under the Plan.

Under the Plan, our board of directors (the “Board”) may, from time to time, designate one of our officers or employees as administrator (the “Administrator”) for the purposes of administering the Plan. Initially, the Administrator will be our Corporate Secretary.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 8% of our issued and outstanding common shares (subject to standard anti-dilution adjustments). Previously granted stock options are included in determining the maximum number of shares reserved for issuance under the Plan. If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a)	options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;
(b)

options may be exercisable for a maximum of five years from the date of grant (we are able to grant options with a term of up to 10 years, however, we believe that a maximum term of five years allows for an acceptable balance between employee cost and employee incentive);

(c)	options to acquire no more than 5% of our issued and outstanding shares may be granted to any one director, officer, employee or service provider in any 12 month period;
(d)

the number of securities issuable (or, reserved for issuance) to insiders, cannot at any time exceed 10% of our issued and outstanding shares, and the number of securities issued to insiders, within a one year period, cannot exceed 10% of our issued and outstanding shares; and

(e)

in the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, officers, employees or service providers will vest when granted unless otherwise determined by the Board on a case by case basis.

In addition, under the Plan a stock option will expire immediately in the event a director or officer ceases to be one of our directors or officers as a result of (i) ceasing to meet the qualifications under the Business Corporations Act (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or as a result of an order made by a regulatory authority. A stock option will expire at the end of an employee’s notice period in the event an employee ceases to be an employee as a result of termination without cause. In addition, a stock option will expire on the expiration of a service provider’s contract or expire immediately in the event a service provider ceases to be a service provider as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set out in the option certificate issued in respect of such option and in any event will not be less than the market price of our common shares as of the date of the grant of the stock option (the “Award Date”). The market price of our common shares for a particular Award Date will typically be the volume weighted average trading price of our shares, calculated by dividing the total value by the total volume of securities traded, for the five trading days immediately preceding the Award Date. In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) shareholder approval will be obtained for any amendments to the Plan, (b) disinterested shareholder approval will be obtained for any reduction in the exercise price, or an extension of the term, of an option held by one of our insiders and (c) options cannot be granted to employees or service providers that are not bona fide employees or service providers, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been paid for in full by the option holder. We will not provide financial assistance to option holders to assist them in exercising their stock options. In addition, stock appreciation rights are not issuable under the Plan, and we cannot transform a stock option into a stock appreciation right under the Plan.

A copy of the Plan will be available for viewing up to May 12, 2005, the date of the Annual and Extraordinary General Meeting, at our offices at #1180 - 999 West Hastings Street, Vancouver, B.C., and on May 12, 2005, at the Annual and Extraordinary General Meeting.

Approval of the Plan

According to the policies of the TSX, all security based compensation arrangements must be approved by:

•	a majority of the issuer’s directors;
•	a majority of the issuer’s unrelated directors; and
•	the issuer’s shareholders;

when instituted and thereafter every three years.

As of the date of this Information Circular, all of our directors, including our unrelated directors, have approved the Plan. Accordingly, we will seek shareholder approval of the Plan as described below.

Shareholder Approval

As the TSX requires shareholder approval of stock based compensation arrangements and to ensure that the Plan is acceptable to our shareholders, we will ask our shareholders to approve the Plan at the Meeting.

Accordingly, our shareholders will be asked to consider and, if thought fit, pass the following resolution at the Meeting.

RESOLVED THAT, subject to Silver Standard Resources Inc. (the “Company”) filing the Silver Standard Stock Option Plan dated March 4, 2005 (the “Plan”) with the Toronto Stock Exchange (“TSX”):

1.	the Plan, including the reserving for issuance under the Plan at any time of a maximum of 8% of the issued common shares of the Company be and is hereby authorized and approved;
2.	the Company be and is hereby authorized to grant stock options under the Plan in accordance with its terms;
3.

the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the TSX to ensure compliance with section 613 of the TSX Company Manual; and

4.	authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the TSX to comply with section 613 of the TSX Company Manual.

New Business Corporations Act (British Columbia)

In March 2004, the Government of British Columbia adopted the Business Corporations Act (British Columbia) (the “new Act”), which superseded the Company Act (British Columbia). The new Act was designed to provide greater versatility, flexibility and efficiency for British Columbia companies and adopts many provisions similar to those contained in corporate legislation elsewhere in Canada.

Under the new Act, the Company is required to complete a transition rollover within two years of the new Act coming into force. In order to complete the transition rollover, the Company must file a Notice of Articles in substitution for the Company’s “Memorandum”, with the Registrar of Companies. The only information required in the Notice of Articles is the name of the Company, the names and addresses of the directors of the Company, the registered office address of the Company, the records office address of the Company and the authorized share structure of the Company. Under the new Act, the directors of the Company are permitted to approve and complete the mandatory transition rollover, which is expected to be completed prior to the Meeting.

In order to maximize the benefits from the adoption of the new Act by the Government of British Columbia, the directors and officers of the Company have reviewed the existing Articles of the Company in light of the provisions of the new Act. As a result of this review, the directors and officers of the Company are of the view that the following steps be taken to maximize the benefits of the adoption of the new Act, which they believe is in the best interests of the Company:

•	remove the Pre-existing Company Provisions that apply to the Company, a discussion of which is set out below;
•	approve an alteration of the authorized share structure of the Company, a discussion of which is set out below; and
•	adopt a new set of Articles, a discussion of which is set out below.

Copies of the proposed Notice of Alteration and the proposed Articles are available for viewing up to the date of the Annual and Extraordinary General Meeting at the Company's offices at #1180 - 999 West Hastings Street, Vancouver, B.C., and at the Annual and Extraordinary General Meeting.

Removal of the PCPs

Under the new Act, the Company is a “pre-existing company” (that is, a company in existence at the time the new Act came into force). Certain Pre-existing Company Provisions, or “PCPs”, have automatically applied to the Company since the new Act came into force. The PCPs were designed to preserve the status quo under the Company Act¸ until their application is removed. In order to remove the application of the PCPs to the Company, a special resolution of the shareholders of the Company is required to alter the Notice of Articles. The PCPs are required to be removed in their entirety, provided that the substance of any of them may be incorporated into the Articles of the Company at a later date. As the Company is a public company under the new Act, the only provisions of the PCPs that apply to the Company are: (a) before the Company may purchase any of its shares, the Company must offer, subject to certain exceptions, to purchase rateably from its shareholders the number of shares the Company wishes to purchase; and (b) in order to pass a special resolution three-quarters of the votes cast at a meeting of shareholders must vote in favour of the proposed resolution. By removing the application of the PCPs, a special resolution will only require 2/3 of the votes cast at a meeting of shareholders to vote in favour of the proposed resolution, as set out in the proposed new Articles of the Company. A further discussion on the votes required to pass a special resolution is set out in Schedule B.

In order to remove the application of the PCPs to the Company, shareholders will be asked to consider and, if thought fit, to pass the following special resolution.

WHEREAS the Notice of Articles of the Company contains a statement that the Pre-existing Company Provisions (being those provisions set out in Table 3 of the Regulation under the Business Corporations Act) apply to the Company;

AND WHEREAS it is expedient for the Company to alter its Notice of Articles to remove the application of the Pre-existing Company Provisions;

RESOLVED, AS A SPECIAL RESOLUTION, that the Notice of Articles of the Company be altered to remove the application of the Pre-existing Company Provisions.

The affirmative vote of 75% of the common shares present and voting at the meeting is necessary to approve this resolution. The alteration of the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration is filed with the Registrar of Companies.

Alterations to Authorized Share Structure

Under the Company Act, a company was required to specify limits on its authorized share capital. The new Act allows a company to have unlimited authorized share capital as is allowed under the corporate legislation of most jurisdictions in Canada. Accordingly, the directors and officers of the Company are of the opinion that removing the specific limits on the Company’s authorized capital, currently 100,000,000 common shares without par value, to provide for unlimited authorized capital is in the best interests of the Company as it will allow the Company greater flexibility for corporate activities and bring its authorized capital in-line with that of many if its peers incorporated in other jurisdictions.

In order to remove the specific limits on the authorized share capital of the Company, shareholders will be asked to consider and, if thought fit, to pass the special resolution in the form set out below.

RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

the specific limits on the number of common shares the Company is authorized to issue be eliminated and the authorized share structure of the Company be changed to an unlimited number of common shares without par value; and

2.	the Notice of Articles of the Company be altered accordingly.

The affirmative vote of 75% of the common shares present and voting at the meeting is necessary to approve this resolution. This alteration of the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration is filed with the Registrar of Companies.

Adoption of New Articles

As discussed above, the directors and officers of the Company have reviewed the existing Articles of the Company in light of the new Act and have determined that it would be in the best interests of the Company to adopt a new form of Articles that incorporate the terminology and take advantage of the updated features of the new Act. A summary of the most significant provisions contained in the proposed Articles that are changes from the existing Articles is set out in Schedule B.

In order to adopt the new Articles, shareholders will be asked to consider and, if thought fit, to pass the following special resolution.

RESOLVED AS A SPECIAL RESOLUTION, that the Articles of the Company be altered by canceling the existing Articles of the Company and adopting the form of Articles presented at the Meeting as the Articles of the Company.

The affirmative vote of 75% of the common shares present and voting at the meeting is necessary to approve this special resolution. As company Articles are no longer filed with the Registrar of Companies, the new Articles of the Company will become effective, subject to approval of the above resolution by the shareholders at the Meeting, when received for deposit at the records office of the Company.

OTHER BUSINESS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

REPORTS

The Company’s Annual Report to shareholders containing comparative financial statements for the year ended December 31, 2004 and related Management Discussion and Analysis will be delivered to each shareholder with this Information Circular. In addition, shareholders may contact the Company at invest@silverstandard.com for copies of the documents. Additional information regarding the Company is available on SEDAR at www.sedar.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized, by the Board of Directors of the Company.

ON BEHALF OF THE BOARD

“Robert A. Quartermain” _____________________________________ Robert A. Quartermain President and Chief Executive Officer

SCHEDULE “A”

	TSX Guidelines	Do we Conform?	Comments
1.	The Board should explicitly assume responsibility for stewardship of the Company and, as part of the overall stewardship responsibility, assume responsibility for:	Yes

In accordance with the Business Corporations Act (British Columbia), the Articles of the Company and the Company’s Code of Conduct and committee charters, the Board supervises the management of the business and affairs of the Company. The Board approves all significant decisions that affect the Company and its subsidiaries before they are implemented. Copies of the Company’s Code of Conduct and committee charters can be found on the Company’s web site at www.silverstandard.com.

	(a) adoption of a strategic planning process;	Yes

The Board establishes the overall strategic objectives for the Company and reviews and approves management’s strategic plan. Management updates the Board on the strategic plan on, at a minimum, a quarterly basis during the year.

	(b) the identification of the principal risks of the corporation’s business and ensuring the implementation of appropriate systems to manage these risks;	Yes

The Board, together with management, assesses and implements risk management systems. The Audit Committee assesses the process for identifying risks, through discussions with management and the auditors, and advises the Board on the effectiveness of the processes.

	(c) succession planning, including appointing, training and monitoring senior management;	Yes

The Board, with the advice of the Compensation Committee, has the responsibility of developing management succession plans. The Compensation Committee monitors, and makes recommendations to the Board in respect of, the performance of senior management and approves their compensation.

	(d) a communications policy for the corporation; and	Yes

The Board has approved a Disclosure Policy of the Company governing the disclosure of information by, and communications with shareholders of, the Company. The Company’s Disclosure Policy can be accessed at www.silverstandard.com.

	(e) the integrity of the corporation’s internal control and management information systems.	Yes

The Audit Committee has the responsibility of ensuring compliance with internal financial controls. The Board, through management, has established internal control and management information systems for non-financial matters.

2.

The board of directors of every corporation should be constituted with a majority of individuals who qualify as unrelated directors. An unrelated director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding. A related director is a director who is not an unrelated director. If the corporation has a significant shareholder, in addition to a majority of unrelated directors, the board should include a number of directors who do not have interests in or relationships with either the corporation or the significant shareholder and which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. A significant shareholder is a shareholder with the ability to exercise a majority of the votes for the election of the board of directors.

		Yes	All of our directors are “unrelated”, other than Robert Quartermain, the President & Chief Executive Officer of the Company. We do not have a significant shareholder.
3.	Disclosure for each director whether he or she is related, and how that conclusion was reached.	Yes

The Board is currently composed of five directors. All directors are unrelated directors, other than Robert Quartermain, the President & Chief Executive Officer of the Company. None of the other four directors work in the day-to-day operations of the Company, are party to any material contract with the Company or receive any fees from the Company, other than as directors. Additional information about each director can be found on page 3 of this information circular.

4.

Appoint a committee of directors comprised exclusively of outside, i.e., non-management, directors, the majority of whom are unrelated, responsible for proposing new nominees to the Board and for assessing directors on an ongoing basis.

Yes

The Nominating Committee is responsible for proposing new nominees to the Board. This committee is also responsible for identifying required competencies and characteristics of potential directors. All members of the Nominating Committee are “unrelated”.

5.	Implement a process for assessing the effectiveness of the Board, its committee and directors.	Yes	The Nominating Committee reviews, on an annual basis, the overall effectiveness of the Board, committees and individual directors.
6.	Provide orientation and education programs for new directors.	Yes

The Board provides ad hoc orientation for new directors. All directors receive a director’s manual containing a record of historical public information about the company, copies of the Company’s charters and other relevant information.

7.	Consider reducing size of the Board, with a view to improving effectiveness.	Yes	The Board, as a whole, has reviewed the size of the Board and determined that the current number of directors is appropriate to satisfy the needs of the Company at this time.
8.	Review compensation of directors in light of risks and responsibilities.	Yes

The Compensation Committee reviews directors’ compensation annually and makes recommendations to the Board. In assessing directors’ compensation, the Compensation Committee reviews the compensation paid to directors of comparable companies. See page 8 of this circular for information on compensation paid to directors.

9.	Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated directors.	Yes

The Board has appointed three committees:

•      the Audit Committee

•      the Compensation Committee

•      the Nominating Committee

The members of all three committees are: R.E. Gordon Davis, Catherine McLeod-Seltzer and William Meyer, all of whom are outside and unrelated directors. The Audit Committee Charter, Compensation Committee Charter and Nominating Committee Charter can be accessed at www.silverstandard.com.

10.	The Board should expressly assume responsibility for, or assign to a committee of directors the general responsibility for, developing the corporation’s approach to governance issues.	Yes

The Board, as a whole, is responsible for reviewing the overall governance principles of the Company and governance issues that arise during the course of the year. The Board is responsible for this response to the guidelines.

11.

The Board, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management’s responsibilities. In addition, the board should approve or develop the corporate objectives which the CEO is responsible for meeting.

Yes

The Compensation Committee reviews and approves the corporate objectives that the CEO is responsible for meeting. The committee assesses the CEO’s performance against these objectives. Management is responsible for the day-today operations of the Company, reviewing and implementing strategies, budgeting and monitoring performance against budget and identifying opportunities and risks.

12.

Every board of directors should have in place appropriate structures and procedures to ensure that the board can function independently of management. An appropriate structure would be to (i) appoint a chair of the board who is not a member of management with responsibility to ensure the board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the board or to a director, sometimes referred to as the “lead director”. Appropriate procedures may involve the board meeting on a regular basis without management present or may involve expressly assigning the responsibility for administering the board’s relationship to management to a committee of the board.

Yes

The Board has appointed a “lead director”, R.E. Gordon Davis. The “unrelated” members of the Board meet on a regular basis without members of management present. The “lead director” acts as chair of these meetings. The lead director also acts as liaison between management and the Board.

13.

The audit committee of every board of directors should be composed only of outside directors. The roles and responsibilities of the audit committee should be specifically defined so as to provide appropriate guidance to audit committee members as to their duties. The audit committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.

Yes

The Audit Committee is comprised of three directors: R.E. Gordon Davis, Catherine McLeod-Seltzer and William Meyer. They are all “unrelated” directors and financially literate. The committee’s responsibilities are set out in the Audit Committee Charter, a copy of which is attached. The Audit Committee meets with the external auditor, without management present, at least four times a year. The committee approves all non-audit work performed by the external auditors.

14.

The board of directors should implement a system which enables an individual director to engage an outside adviser at the expense of the corporation in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.

Yes

Directors may hire outside advisers at the Company’s expense, subject to the approval of the Board. The Audit Committee can hire outside advisers without Board approval. No individual director retained an outside adviser in 2004. The Compensation Committee retained an outside adviser in 2004.

SCHEDULE “B”

Summary of the most significant provisions in the proposed Articles that are changes from the existing Articles

Quorum: The quorum for meetings of shareholders contained in the proposed Articles is at least 33 1/3% of the outstanding shares present in person or by proxy. The quorum for meetings of shareholders under the existing Articles is not less than 10% of the outstanding shares present in person or by proxy.

Special Resolution: The Company Act provided that in order to pass a special resolution at a meeting of the shareholders ¾ of the votes cast at the meeting of shareholders must vote in favour of the proposed resolution. Under the new Act, a company may determine in its Articles whether the approval of a special resolution requires a majority between ¾ and 2/3 of the votes cast to vote in favour of the resolution. The proposed Articles provide that in order to pass a special resolution at a meeting of the shareholders 2/3 of the votes cast at the meeting of shareholders must vote in favour of the proposed resolution.

Financial Statements: Under the existing Articles of the Company, a copy of the financial statements and auditors’ report thereon was required to be sent to all persons entitled to receive notices of shareholder meetings. As the company is a public company under the new Act, the new Articles do not require financial statements and auditors’ report to be mailed to shareholders. As required by National Instrument 51-102 of the Canadian Securities Administrators, the Company will send each of its shareholders annually a request form that the shareholder may use to request a copy of the Company’s annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.

Notice of Meetings: Under the existing Articles, notices of meetings and other information were required to be mailed or delivered to shareholders. Under the proposed Articles, the Company may, in addition to mail and delivery, provide notices of meetings and other information by fax or email.

Indemnification of Directors: Under the existing Articles, the Company is to indemnify the directors of the Company and apply to the court for approval of the indemnification. Prior approval of the court was a requirement for the indemnification of directors under the Company Act. The new Act does not require court approval for the indemnification of directors, and accordingly, the proposed Articles provide for the indemnification of the directors without court approval. Under the new Act, the Company is prohibited from indemnifying a director if, among other things, he or she did not act honestly and in good faith with a view to the best interests of the Company or the proceeding is not a civil proceeding, he or she did not have reasonable grounds for believing that his or her conduct was lawful.

Participation in Meetings: Under the proposed Articles, shareholders may be able to participate in meetings by telephone or other communications medium.

Location of Shareholders Meetings: Under the Company Act, a company was required to apply to the Registrar of Companies for approval to hold its meetings of shareholders outside of British Columbia. If provided in the Articles of the Company, the new Act allows a company to hold its shareholder meetings outside of British Columbia. Accordingly, the proposed Articles allow for meetings of shareholders of the Company to be held outside of British Columbia if approved by a resolution of the directors of the Company.

Copies of the proposed Notice of Alteration and the proposed Articles are available for viewing up to the date of the Annual and Extraordinary General Meeting at the Company's offices at #1180 - 999 West Hastings Street, Vancouver, B.C., and at the Annual and Extraordinary General Meeting.